Giovanni Caruso Partner 345 Park Avenue New York, NY 10154	Direct Main Fax	212.407.4866 212.407.4000 212.937.3943
gcaruso@loeb.com

Via Edgar

October 23, 2017

Jay Ingram U.S. Securities & Exchange Commission 100 F Street, NE Washington, D.C. 20549
Re:	CM Seven Star Acquisition Corporation Registration Statement on Form S-1 Filed October 18, 2017 File No. 333-220510

Dear Mr. Ingram:

On behalf of our client, CM Seven Star Acquisition Corporation (the “Company”), we hereby provide a response to the comments issued in your letter dated October 23, 2017 (the “Staff’s Letters”) regarding the Company’s Registration Statement on Form S-1 (the “Registration Statement”). Contemporaneously, we are filing the revised Registration Statement via Edgar (the “Amended S-1”).

In order to facilitate the review by the Commission’s staff (the “Staff”) of the Amended S-1, we have responded, on behalf of the Company, to the comments set forth in the Staff’s Letters on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraph in the Staff’s Letters.

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A limited liability partnership including professional corporations

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Jay Ingram October 23, 2017 Page 2

Enforceability of Civil Liabilities, page 37:

General

1.	File as an exhibit to the registration statement the consent of Maples & Calder for the use of its name and the opinions expressed in this section of the registration statement. See Rule 436(a) of Regulation C under the Securities Act.

Response: The opinion of Maples & Calder has been revised to consent to the inclusion of its name and opinions pursuant to Rule 436(a).

Exhibits 5.1 and 5.2

2.	The opinions, including the director’s certificate in exhibit 5.1, must be executed, that is, signed and dated. Please file executed opinions as exhibits to the registration statement.

Response: The executed opinions have been filed with the Amended S-1.

Exhibit 5.1

3.	The legality opinion must opine on all of the securities being registered under the registration statement. Please refile the legality opinion to include the purchase option units granted to EarlyBirdCapital, Inc., all ordinary shares, warrants, and rights issued as part of the purchase option units, all ordinary shares issuable upon exercise of the warrants included in the purchase option units, and all ordinary shares issuable upon conversion of the rights included in the purchase option units.

Response: The legality opinion of Maples & Calder has been revised to opine on all ordinary shares, all ordinary shares issuable upon exercise of the warrants included in the purchase option units, and all ordinary shares issuable upon conversion of the rights included in the purchase option units. The opinion of Loeb & Loeb LLP opines on the purchase option units, the warrants, and the rights issued as part of the purchase option units.

Exhibit 10.1

4.	Please file the executed letter agreement as an exhibit to the registration statement.

Response: As the letter agreement is filed in connection with the effectiveness of the Registration Statement, the Company will file an executed copy of the letter on a Current Report on Form 8-K promptly after the effectiveness of the Registration Statement.

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Jay Ingram October 23, 2017 Page 3

Please call me at 212 407-4866 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Giovanni Caruso

Giovanni Caruso
Partner

15320332.1 227651-10001